UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 10, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this supplemental circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

SUPPLEMENTAL CIRCULAR
TO THE CIRCULAR DATED 8 JANUARY 2009
RELATING TO
(1) NEW RESOLUTIONS TO BE APPROVED
AT THE EXTRAORDINARY GENERAL MEETING
ON 26 FEBRUARY 2009
AND
(2) CHANGE OF VENUE OF THE MEETINGS

Financial Adviser

Independent financial adviser to the independent board committee and independent shareholders of China Eastern Airlines Corporation Limited

This supplemental circular should be read together with the circular of China Eastern Airlines Corporation Limited (the “Company”) dated 8 January 2009 (the “Circular”). The notice of extraordinary general meeting of the Company to be held at 2:00 p.m. on 26 February 2009 (the “EGM”) is set out on page 51 of the Circular (the “Notice of EGM”).

Whether or not you intend to attend the EGM or the respective class meetings of the Company, you are requested to complete and return the new proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding such meetings or any adjournment thereof.

Completion and return of the new proxy form will not preclude you from attending and voting at the EGM and the respective class meetings of the Company or at any adjourned meeting should you so wish.

10 February 2009

DEFINITIONS

In this supplemental circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“A Share Subscription”	means the subscription of new A Shares by CEA Holding as more particularly described in the Circular;

“A Shareholders Class Meeting”
means the shareholders’ meeting to be convened for the holders of A Shares at Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, PRC on Thursday, 26 February 2009, or any adjournment thereof;

“Articles of Association”	means the articles of association of the Company;

“Board”	means the board of directors of the Company;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the date of this supplemental circular;

“CES Global”	means 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), a company incorporated under the laws of Hong Kong, and an indirectly wholly owned subsidiary of CEA Holding;

“Circular”	means the circular of the Company dated 8 January 2009 in respect of matters to be considered at the EGM and the respective class meetings;

“Closing Time”	means 24 hours before the time appointed for holding the EGM or any adjournment thereof;

DEFINITIONS

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“CSRC”	means the China Securities Regulatory Commission;

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be held on Thursday, 26 February 2009;

“H Shares”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“H Share Subscription”	means the subscription of new H Shares by CES Global as more particularly described in the Circular;

“H Shareholders Class Meeting”
means the shareholders’ meeting to be convened for the holders of H Shares at Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, PRC on Thursday, 26 February 2009, or any adjournment thereof;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Subscriptions”	means the A Share Subscription and the H Share Subscription, and “Subscription” refers to each of them.

LETTER FROM THE BOARD OF DIRECTORS

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Directors:
Liu Shaoyong (Chairman)
Li Jun (Vice Chairman)
Ma Xulun (President)
Luo Chaogeng
Luo Zhuping (Company Secretary)

Independent non-executive Directors:
Hu Honggao
Peter Lok
Wu Baiwang
Zhou Ruijin
Xie Rong

Legal address:
66 Airport Street
Pudong International Airport
Shanghai
PRC

Office address:
2550 Hongqiao Road
Shanghai
PRC

Principal place of business in Hong Kong:
5th Floor, McDonald’s Building
48 Yee Wo Street
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor Hopewell Centre
183 Wanchai Queen’s Road East
Hong Kong

10 February 2009

To the shareholders of the Company

Dear Sir or Madam,

SUPPLEMENTAL CIRCULAR
TO THE CIRCULAR DATED 8 JANUARY 2009
RELATING TO
(1) NEW RESOLUTIONS TO BE APPROVED
AT THE EXTRAORDINARY GENERAL MEETING
ON 26 FEBRUARY 2009
AND
(2) CHANGE OF VENUE OF THE MEETINGS

1.	INTRODUCTION

This supplemental circular should be read together with the Circular which contains, inter alia, information on the subscriptions of new A Shares and new H Shares by CEA Holding and CES Global respectively. The purpose of this supplemental circular is to give you

LETTER FROM THE BOARD OF DIRECTORS

further information relating to the new resolutions to be proposed at the EGM and details of the change of venue of the EGM and respective class meetings. Save for the inclusion of the new resolutions and change of the venue of the EGM and respective class meetings as set out in this supplemental circular, all information and contents set out in the Circular and the respective notices of EGM and H Shareholders Class Meetings remain unchanged.

2.	NEW RESOLUTIONS TO BE APPROVED AT THE EGM

In order to satisfy the requirements of CSRC in relation to the proposed Subscriptions and in accordance with the PRC Company Law, the PRC Securities Law, applicable PRC rules and regulations and the Articles of Association, the Board has formulated the Procedure Rules for the Shareholders Meetings of the Company (中國東方航空股份有限公司股東大會議事規則) (the “Procedure Rules for the Shareholders Meetings”), the Procedure Rules for the Board Meetings of the Company (中國東方航空股份有限公司董事會議事規則) (the “Procedure Rules for the Board Meetings”) and the supervisory committee of the Company has formulated the Procedure Rules for the Meetings of Supervisory Committee of the Company (中國東方航空股份有限公司監事會議事規則) (the “Procedure Rules for the Supervisory Committee Meetings”) respectively (collectively the “Procedure Rules”). Details of the Procedure Rules are set out below and more particularly, in the Overseas Regulatory Announcements of the Company published on the website of the Stock Exchange on 10 February 2009 respectively.

•	The Procedure Rules for the Shareholders Meetings

The Procedure Rules for the Shareholders Meetings has set forth, inter alia, the powers, the composition, the convening, the approach of proposing resolutions, the notice, the holding, the votes and resolutions and the enforcement of resolutions of the shareholders meeting of the Company.

•	The Procedure Rules for the Board Meetings

The Procedure Rules for the Board Meetings has set forth, inter alia, the obligations, the composition and the powers of the Board, and the convening, the notice, the holding, the votes and resolutions, the minutes and the announcements of the Board meetings.

•	The Procedure Rules for the Supervisory Committee Meetings

The Procedure Rules for the Supervisory Committee Meetings has set forth, inter alia, the composition, the powers and obligations and the meetings of the supervisory committee of the Company.

Subsequent to the despatch of the Circular, the Company has received from CEA Holding, the controlling shareholder of the Company, notice of their intention to propose resolutions for the consideration and approval of the Procedure Rules at the EGM. The

LETTER FROM THE BOARD OF DIRECTORS

proposed resolutions will be included in the Notice of EGM as newly added ordinary resolutions numbered 10, 11 and 12 for approval by the shareholders of the Company by way of ordinary resolutions at the EGM.

“10.
THAT, the Procedure Rules for the Shareholders Meetings of China Eastern Airlines Corporation Limited《中國東方航空股份有限公司股東大會議事規則》be and is hereby approved, ratified and confirmed. Details of the aforesaid procedure rules were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 10 February 2009.

11.
THAT, the Procedure Rules for the Board Meetings of China Eastern Airlines Corporation Limited《中國東方航空股份有限公司董事會議事規則》be and is hereby approved, ratified and confirmed. Details of the aforesaid procedure rules were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 10 February 2009.

12.
THAT, the Procedure Rules for the Meetings of Supervisory Committee of China Eastern Airlines Corporation Limited《中國東方航空股份有限公司監事會議事規則》be and is hereby approved, ratified and confirmed. Details of the aforesaid procedure rules were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 10 February 2009.”

3.	CHANGE OF VENUE OF THE MEETINGS

Further, the Company wishes to change the venue of the EGM, the H Shareholders Class Meeting and the A Shareholders Class Meeting from Meeting Center, Shanghai Homeyo Hotel 上海航友賓館, 2550 Hongqiao Road, Shanghai, PRC to Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, PRC.

4.	NEW PROXY FORM

Since the proxy form for the EGM (the “Old Proxy Form”) sent together with the Circular does not contain the newly added resolutions numbered 10, 11 and 12 to be approved at the EGM, a new proxy form for the EGM (the “New Proxy Form”) has been prepared and is enclosed with this supplemental circular.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited (with address shown on the cover page of this supplemental circular) as soon as possible and in any event not later than the Closing Time.

A shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

LETTER FROM THE BOARD OF DIRECTORS

A shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)
If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the EGM other than those referred to in the Notice of EGM and the Old Proxy Form, including the newly added resolutions as set out in this supplemental circular.

(ii)
If the New Proxy Form is lodged with the Company’s registrar before the Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)
If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such shareholders wish to vote at the EGM, they will have to attend in person and vote at the EGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude shareholders from attending and voting in person at the EGM and the respective class meetings or at any adjourned meeting should they so wish.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary